Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any amendments thereto) with respect to the common shares, no par value, of Brazil Potash Corp., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, each of the undersigned hereby executes this Joint Filing Agreement as of February 13, 2025.

/s/ Stalin Bharti
Stalin Bharti

/s/ Hannele Bharti
Hannele Bharti